09041193

UNITEDSTATES
CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

DEC 28 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/08 (MM/DD/YY) AND ENDING 10/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATERMARK ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

531 SOUTH MAIN STREET, SUITE ML-9
(No. and Street)

GREENVILLE	SC	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAGEN ROGERS (864) 527-5960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 POWERS FERRY ROAD, SUITE 350	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 1/7/10

1/7/10

OATH OR AFFIRMATION

I, HAGEN ROGERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WATERMARK ADVISORS, LLC, as of OCTOBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hagen H. Rogers
Signature

EXECUTIVE REPRESENTATIVE
Title

Katherine A. Young expires 12/13/09
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATERMARK ADVISORS, LLC
FINANCIAL STATEMENTS AND SCHEDULE

For the Fifteen Month Period Ended
October 31, 2009
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members of
Watermark Advisors, LLC:

We have audited the accompanying statement of financial condition of Watermark Advisors, LLC as of October 31, 2009 and the accompanying statements of operations, cash flows and members' equity for the fifteen month period then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Watermark Advisors, LLC as of October 31, 2009 and for the fifteen month period then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA PC

RUBIO CPA, PC

December 15, 2009
Atlanta, Georgia

WATERMARK ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
October 31, 2009

ASSETS

Cash and cash equivalents	$	73,285
Property and equipment, at cost, less accumulated depreciation of $26,092		22,436
Prepaid expenses		4,682
Total assets	$	100,403

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	24,748
Capital lease obligations		3,958
Accrued payroll and taxes		3,137
Total liabilities		31,843
Members' equity		68,560
Total liabilities and members' equity	$	100,403

The accompanying notes are an integral part of these financial statements.

WATERMARK ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Fifteen Month Period Ended October 31, 2009

REVENUES	
Investment banking	$ 112,821
Valuation services	135,279
Total revenue	248,100
EXPENSES:	
Compensation and benefits	345,329
Regulatory fees	7,207
Occupancy	95,234
Other operating expenses	264,162
Total expenses	711,932
NET INCOME (LOSS)	$ (463,832)

The accompanying notes are an integral part of these financial statements.

WATERMARK ADVISORS, LLC
STATEMENT OF MEMBERS' EQUITY
For the Fifteen Month Period Ended October 31, 2009

	Class A Preferred Units		Common Units		Retained	
	Number	Amount	Number	Amount	Earnings	Total
Balance, July 31, 2009	-	$ -	2,000	$ 319,847	$ (201,418)	$ 118,429
Net income (loss)	-	-	-	-	(463,832)	(463,832)
Capital contributions:						
Cash	20	100,000	-	282,713	-	382,713
Services	6.25	31,250	-	-	-	31,250
Balance, October 31, 2009	26.25	$131,250	2,000	$ 602,560	$ (665,250)	$ 68,560

The accompanying notes are an integral part of these financial statements.

WATERMARK ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Fifteen Month Period Ended October 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (463,832)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	12,641
Consulting fees exchanged for equity	31,250
Decrease in prepaid expenses	1,825
Decrease in accounts payable	(2,157)
Decrease in accrued payroll	(23,664)
Net cash used by operating activities	(443,937)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(2,501)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	382,713
Debt repayments - capital lease	(2,729)
Net cash provided by financing activities	379,984
NET DECREASE IN CASH	(66,454)
CASH AND CASH EQUIVALENTS:	
Beginning of period	139,739
End of period	$ 73,285
SUPPLEMENTAL CASH FLOW INFORMATION:	
Capital contribution of services	$ 31,250
Interest paid	$ 675

The accompanying notes are an integral part of these financial statements.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
October 31, 2009

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Watermark Advisors, LLC was organized as a South Carolina Limited Liability Company in July 2002. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective January 2004. The Company's business is to act as a broker in private placement transactions, mergers and acquisitions, and to provide valuation services.

The Company was wholly-owned by Watermark Holdings, Inc. ("Parent") until July 2008. Effective July 2008, the Company is 50% owned by Watermark Holdings, Inc. and 50% owned by B. Duster & Company, LLC.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

Accounts Receivable: Accounts receivable consist of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2009, the Company had net capital of $41,442, which was $36,442 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .77 to 1.0.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
October 31, 2009

NOTE 3 – LEASES

The Company occupies office facilities leased under operating leases. Rent expense for the period ended October 31, 2009 was approximately $92,000.

Future minimum rental payments under the office premises leases are the following:

2010	78,000
2011	35,000
2012	36,000
2013	27,000
Total	$ 176,000

During 2008, the Company acquired telephone equipment costing $7,030 under a capital lease obligation due $223 monthly through May 2011.

NOTE 4 – CONCENTRATION

Substantially all of the Company's investment banking revenue was earned from six customers.

NOTE 5 – RETIREMENT PLAN

Effective September 2005, the Company adopted a SIMPLE IRA plan covering substantially all employees. Expense under the agreement for the period ended October 31, 2009 is approximately $28,000.

NOTE 6 – NET LOSS

The Company had a net loss of $463,832 for the period ended October 31, 2009 and was dependent upon capital contributions from the owners and proceeds from sales of preferred economic units to meet its working capital needs. The owners have represented that they intend to make capital contributions, when necessary, to insure the Company's survival and to meet its net capital requirements through November 1, 2010.

NOTE 7 – CLASS A PREFERRED UNITS

During 2008, the Company authorized an offering for issuance of up to 200 Class A preferred membership units at $5,000 per unit for a total offering of up to $1,000,000. The Class A preferred membership units have a preferred return in any member distributions of 12% per annum, compounded annually, if and when declared and paid. The Class A preferred units are not entitled to vote on Company matters and are callable by the Company at its sole discretion at their preference value plus any unpaid preferred return amounts. Each Class A preferred unit has attached a warrant allowing purchase of 1.11 common units for $5,000. The purchase price for the warrant may be paid in cash or by surrender of a preferred membership unit.

WATERMARK ADVISORS, LLC

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

October 31, 2009

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

WATERMARK ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

October 31, 2009

Net Capital	
Total members' equity qualified for net capital	$ 68,560
Deduction for non-allowable assets:	
Prepaid expenses	(4,682)
Property and equipment	(22,436)
Net capital before haircuts	41,442
Less haircuts	-
Net capital	$ 41,442
Minimum net capital required	$ 5,000
Aggregate Indebtedness:	
Liabilities	$ 31,843
Minimum net capital based on aggregate indebtedness	$ 2,124
Ratio of aggregate indebtedness to net capital	.77 to 1.0
Excess net capital	$ 36,442

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF OCTOBER 31, 2009

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net capital above.

WATERMARK ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
OCTOBER 31, 2009

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Members of
Watermark Advisors, LLC:

In planning and performing our audit of the financial statements of Watermark Advisors, LLC for the fifteen month period ended October 31, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Watermark Advisors, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended October 31, 2009 and this report does not affect our report thereon dated December 15, 2009.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

December 15, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC